TERMS SUPPLEMENT NO. 29 dated December 22, 2008
To Prospectus Supplement and Prospectus dated February 5, 2007 and
Product Supplement No. 2 dated September 7, 2007
Relating to the Eksportfinans ASA U.S. Medium-Term Note Program	Filed Pursuant to Rule 433 Registration Statement No. 333-140456

EKSPORTFINANS ASA

Reverse Exchangeable Securities with Contingent Downside Protection

$[• ] [• ]% Enhanced Yield Securities linked to the common stock of General Electric Company due July 1, 2009
______________

Offering Information

Offering:		Enhanced Yield Securities linked to the common stock of General Electric Company due July 1, 2009.

Issuer:		Eksportfinans ASA

Underlying Stock:		The Underlying Stock for the offering will be the common stock of the Underlying Stock Issuer as set forth in the table below:

	Underlying Stock	CUSIP No.	Relevant Exchange	Ticker Symbol
	General Electric Company	369604103	NYSE	GE

Agent:		Wachovia Capital Markets, LLC

Principal Amount per security:		$1,000.00

Issue Price per security:		100.00%

Maturity Date:		July 1, 2009

Valuation Date: (as further described in product supplement no. 2)		June 24, 2009

Interest:		Expected to be [15.00-17.00]% per annum (to be determined on the trade date), payable monthly.

Interest Payment Dates:		1st of each month, beginning February 1, 2009 to and including the Maturity Date.

Initial Stock Price:		$[ • ]

Knock-in Price:		$[ • ], the price that is 40.00% below the initial stock price.

Share Amount:		[ • ]

Exchange Listing:		None

Trade Date:		•, 2008

Original Issue Date:		•, 2009

CUSIP Number:		[ • ]

Maximum Concession:		$• per security, as further described in product supplement no. 2.

Securities linked to General Electric Company	Per Security	Total
Public Offering Price	$•	$•
Underwriting Discount and Commission	$•	$•
Proceeds to Eksportfinans ASA	$•	$•

Additional terms specific to the securities

     Eksportfinans ASA has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offerings to which this terms supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to these offerings that Eksportfinans ASA has filed with the SEC for more complete information about Eksportfinans ASA and these offerings. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Eksportfinans ASA, any agent or any dealer participating in these offerings will arrange to send you the prospectus, each prospectus supplement, product supplement no. 2 and this terms supplement if you so request by calling toll-free 1-888-215-4145 or 1-212-214-6282.

     You should read this terms supplement together with the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007 relating to our medium-term notes of which these securities are a part, and the more detailed information contained in product supplement no. 2 dated September 7, 2007. This terms supplement, together with these documents, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying product supplement no. 2 and the accompanying prospectus supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

     You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

http://www.sec.gov/Archives/edgar/data/700978/000095012307012382/u53557e424b2.htm

     Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this terms supplement, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.

Selected risk considerations

     An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Underlying Stock. These risks are explained in more detail in the “Risk factors” sections of the accompanying product supplement no. 2 dated September 7, 2007 and the accompanying prospectus supplement.

     No guaranteed return of principal. With an investment in the securities, you bear the risk of losing some or all of the value of your principal if a knock-in event occurs during the term of the securities and the final stock price is less than the initial stock price. Under these circumstances, at maturity, for each security you hold, the maturity payment amount that you will receive will be shares of the applicable Underlying Stock, which represents the number of shares of the applicable Underlying Stock equal to the share amount multiplied by the share multiplier. In these circumstances, you will lose some or all of the value of the principal amount of your securities and receive shares of the applicable Underlying Stock instead of a cash payment.

     Yield may be lower. The yield that you will receive on your securities, which could be negative, may be less than the return you could earn on other investments. Even if your yield is positive, your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security with the same maturity date.

     Relationship to the Underlying Stock. You will have no rights against the Underlying Stock Issuer even though the market value of the securities and the amount you will receive at maturity depend on the performance of the applicable Underlying Stock. The Underlying Stock Issuer is not involved in the offering of the securities and has no obligations relating to the securities. In addition, you will not receive any dividend payments or other distributions on the Underlying Stock, and as a holder of the securities, you will not have voting rights or any other rights that holders of the Underlying Stock may have.

     No active trading market. The securities will not be listed or displayed on any securities exchange, the Nasdaq National Market or any electronic communications network. There can be no assurance that a liquid trading market will develop for the securities. The development of a trading market for the securities will depend on our financial performance and other factors such as the market price of the Underlying Stock. Even if a secondary market for the securities develops, it may not provide significant liquidity and transaction costs in any secondary market could be high.

     Potential conflicts of interest. Wachovia Capital Markets, LLC or its affiliates may presently or from time to time engage in business that may adversely affect the price of the securities, including hedging activities. In addition, the inclusion of commissions and projected profits from hedging in the original issue price is likely to adversely affect secondary market prices. In the course of business, Wachovia Capital Markets, LLC or its affiliates may acquire non-public information relating to the Underlying Stock Issuer and, in addition, one or more affiliates of Wachovia Capital Markets, LLC may publish research reports about the Underlying Stock Issuer. Neither we nor Wachovia Capital Markets, LLC make any representation to any purchasers of the securities regarding any matters whatsoever relating to the Underlying Stock Issuer.

Hypothetical returns

     The following table illustrates the hypothetical maturity payment amount and corresponding hypothetical return at maturity per security (in each case, including interest payments), for a range of hypothetical final stock prices and the corresponding hypothetical price return of the Underlying Stock and whether or not a knock-in event has occurred.

     The table below assumes no market disruption event, antidilution adjustments or settlement disruption event occur. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to the securities, tax liabilities could affect the after-tax rate of return on the securities to a comparatively greater extent than the after-tax return on the Underlying Stock.

Securities linked to General Electric Company

The examples are based on the following hypothetical terms:

  a hypothetical initial stock price of $15.96;

  a hypothetical knock-in price of $9.576;

  a hypothetical interest rate of 16.00%; and

  a hypothetical investment term of 176 days.

     The figures below are for purposes of illustration only. The actual maturity payment amount and the resulting return (inclusive of coupons) will depend on the actual final stock price and whether or not a knock-in event occurs, each determined by the calculation agent as described in this terms supplement.

Hypothetical Final Stock Price	Hypothetical Price Return of the Underlying Stock	A Knock-In Event Has Occurred		A Knock-In Event Has Not Occurred
		Hypothetical Return at Maturity per Security (Including Interest)(1)	Hypothetical Maturity Payment Amount per Security (Including Interest)	Hypothetical Return at Maturity per Security (Including Interest)(1)	Hypothetical Maturity Payment Amount per Security (Including Interest)
$7.98	-50%	-42.18%	$578.22	—	—
$8.78	-45%	-37.18%	$628.22	—	—
$9.58	-40%	-32.18%	$678.22	—	—
$10.37	-35%	-27.18%	$728.22	7.82%	$1,078.22
$11.17	-30%	-22.18%	$778.22	7.82%	$1,078.22
$11.97	-25%	-17.18%	$828.22	7.82%	$1,078.22
$12.77	-20%	-12.18%	$878.22	7.82%	$1,078.22
$13.57	-15%	-7.18%	$928.22	7.82%	$1,078.22
$14.36	-10%	-2.18%	$978.22	7.82%	$1,078.22
$15.16	-5%	2.82%	$1,028.22	7.82%	$1,078.22
$15.96	0%	7.82%	$1,078.22	7.82%	$1,078.22
$16.76	5%	7.82%	$1,078.22	7.82%	$1,078.22
$17.56	10%	7.82%	$1,078.22	7.82%	$1,078.22
$18.35	15%	7.82%	$1,078.22	7.82%	$1,078.22
$19.15	20%	7.82%	$1,078.22	7.82%	$1,078.22
$19.95	25%	7.82%	$1,078.22	7.82%	$1,078.22
$20.75	30%	7.82%	$1,078.22	7.82%	$1,078.22
$21.55	35%	7.82%	$1,078.22	7.82%	$1,078.22
$22.34	40%	7.82%	$1,078.22	7.82%	$1,078.22
$23.14	45%	7.82%	$1,078.22	7.82%	$1,078.22
$23.94	50%	7.82%	$1,078.22	7.82%	$1,078.22

(1)	The returns at maturity specified above are not annualized rates of return but rather actual returns over the term of the security and, in the case of the securities, are calculated based on a hypothetical 176-day investment term and, in the case of the applicable Underlying Stock, do not take into account dividends, if any, paid on the applicable Underlying Stock or any transaction fees and expenses.

     The following graph sets forth the return at maturity for a range of final stock prices both if a knock-in event has occurred and if a knock-in event has not occurred.

Return Profile of [•]% Enhanced Yield Securities vs. General Electric Company*

* Assumes an interest rate of 16.00% per annum and a 176-day term.

The Underlying Stock

The Underlying Stock Issuer

     Provided below is a brief description of the Underlying Stock Issuer obtained from publicly available information published by the Underlying Stock Issuer. Neither we nor Wachovia Capital Markets, LLC make any representation to any purchasers of the securities regarding any matters whatsoever relating to the Underlying Stock Issuer. Any prospective purchaser of the securities should undertake an independent investigation of the Underlying Stock Issuer as in its judgment is appropriate to make an informed decision regarding an investment in the securities.

     The Underlying Stock is registered under the Exchange Act. Companies with securities registered under the Exchange Act are required to file periodically financial and other information specified by the SEC. Information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates. In addition, information filed by the Underlying Stock Issuer with the SEC electronically can be reviewed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov.

General Electric Company is engaged in developing, manufacturing and marketing a wide variety of products for the generation, transmission, distribution, control and utilization of electricity. Its products include major appliances, lighting products, industrial automation products, medical diagnostic imaging systems, bioscience assays and separation technology products, electrical distribution and control equipment, locomotives, power generation and delivery products, nuclear power support services and fuel assemblies, commercial and military aircraft jet engines, chemicals and equipment for treatment of water and process systems, security equipment and system, and engineered materials, such as plastics. Information filed with the SEC by General Electric Company under the Exchange Act can be located by reference to SEC file number 001-00035.

Historical Data

     The Underlying Stock is listed on the Relevant Exchange under its respective symbol described above. The following table sets forth the high intra-day, low intra-day and quarter-end closing prices (in U.S. dollars) for the Underlying Stock at the end of each quarter from January 1, 2004 through September 30, 2008 and the period from October 1, 2008 to December 18, 2008. The historical prices listed below were obtained from Bloomberg Financial Markets without independent verification. These historical prices should not be taken as an indication of future performance, and no assurance can be given that the price of the Underlying Stock will not decrease such that you would receive less than the principal amount of your securities at maturity.

     Any historical upward or downward trend in the price of the Underlying Stock during any period shown below is not an indication that the price of that Underlying Stock is more or less likely to increase or decrease at any time during the term of the securities. You should not take the historical performance levels as an indication of future performance of the Underlying Stock. We cannot assure you that the future performance of the Underlying Stock will result in your receiving the principal amount of your securities on the maturity date. The actual performance of the Underlying Stock over the life of the securities may bear little relation to the historical levels shown below.

General Electric Company

Quarter-Start Date	Quarter- End Date	High Intra-Day Price	Low Intra-Day Price	Quarter- End Closing Price
1/1/2004	3/31/2004	34.57	28.88	30.52
4/1/2004	6/30/2004	33.49	29.55	32.40
7/1/2004	9/30/2004	34.53	31.42	33.58
10/1/2004	12/31/2004	37.75	32.65	36.50
1/1/2005	3/31/2005	36.89	34.95	36.06
4/1/2005	6/30/2005	37.34	34.15	34.65
7/1/2005	9/30/2005	35.78	32.85	33.67
10/1/2005	12/31/2005	36.34	32.67	35.05
1/1/2006	3/31/2006	35.63	32.21	34.78
4/1/2006	6/30/2006	35.24	32.78	32.96
7/1/2006	9/30/2006	35.65	32.06	35.30
10/1/2006	12/31/2006	38.49	34.62	37.21
1/1/2007	3/31/2007	38.28	33.90	35.36
4/1/2007	6/30/2007	39.77	34.55	38.28
7/1/2007	9/30/2007	42.07	36.20	41.40
10/1/2007	12/31/2007	42.15	36.07	37.07
1/1/2008	3/31/2008	37.74	31.65	37.01
4/1/2008	6/30/2008	38.52	26.15	26.69
7/1/2008	9/30/2008	30.39	22.16	25.50
10/1/2008	12/18/2008	25.75	12.58	15.96

Supplemental information regarding taxation in the United States

     The amount of the stated interest rate on the note that constitutes interest on the Deposit (as defined in the accompanying product supplement no. 2), and the amount that constitutes Put Premium (as defined in the accompanying product supplement no. 2) are set forth in the table below.

	Deposit	Put Premium
Securities linked to General Electric Company	%	%

     In addition to potential alternative treatments under current tax law, it is also possible that the tax law may be changed by legislative or regulatory action, possibly with retroactive effect. However, it is not possible to predict whether or when such action will occur and the effect of such potential changes is uncertain.

     Please refer to “Taxation in the United States” beginning on page PS-29 of the accompanying product supplement no. 2.

Supplemental plan of distribution

     The securities are being purchased by Wachovia Capital Markets, LLC (the agent) as principal, pursuant to terms agreements dated as of• between the agent and us. The agent has agreed to pay our out-of-pocket expenses in connection with the issuance of the securities.

     See “Supplemental plan of distribution” beginning on page PS-32 of the accompanying product supplement no. 2.